

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2021

Jeffrey Puritt
Chief Executive Officer
TELUS International (Cda) Inc.
Floor 7
510 West Georgia Street
Vancouver, BC V6B 0M

       Re: TELUS International (Cda) Inc.
          Draft Registration Statement on Form F-1
          Submitted September 7, 2021
          CIK No. 0001825155

Dear Mr. Puritt:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology

cc: Lona Nallengara, Esq.